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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________

                               AMENDMENT NO. 3 TO

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

         SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14 (d) (4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                             ______________________

                                 EMACHINES, INC.
                            (Name of Subject Company)

                                 EMACHINES, INC.
                      (Name of Person(s) Filing Statement)

                   COMMON STOCK, PAR VALUE $.0000125 PER SHARE
                         (Title of Class of Securities)

                                   29076P 10 2

                      (CUSIP Number of Class of Securities)
                             ______________________

                                 Wayne R. Inouye
                          14350 Myford Road, Suite 100
                                Irvine, CA 92606
                                 (714) 481-2828
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
         and Communications on Behalf of the Person(s) Filing Statement)
                             ______________________

                                    Copy to:
                               John A. Fore, Esq.
                             Steve L. Camahort, Esq.
                        Wilson Sonsini Goodrich & Rosati
                            Professional Corporation
                               650 Page Mill Road
                               Palo Alto, CA 94304
                                 (650) 493-9300
                             ______________________


[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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     This Amendment No. 3 to Schedule 14D-9 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") of eMachines, Inc. (the "Company") filed with the Securities and Exchange Commission (the "Commission") on November 27, 2001, as amended by that Amendment No. 1 ("Amendment No. 1") to Schedule 14D-9 filed by the Company with the Commission on November 28, 2001 and that Amendment No. 2 ("Amendment No. 2") to
Schedule 14D-9 filed by the Company with the Commission on November 28, 2001.

     Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

3. Past Contacts, Transactions, Negotiations and Agreements.

     The section entitled "Conflicts of Interest" is hereby amended to add the following:

     On October 31, 2001, eMachines entered into a Settlement and Release Agreement with TriGem and TriGem America Corporation relating to all payments due by eMachines to TriGem under the Original Design Manufacture Agreement dated as of January 24, 2000, as amended.

Item 8.  Additional Information

     The section entitled "Certain Litigation" in Item 8 is hereby amended to add the following:

     "On November 29, 2001, eMachines was served with a summons and complaint is the Anthony Gaultiere, on behalf of himself and all other similarly situated, v. eMachines, Inc. et. al. (Case No. 01CC00157) suit."

Item 9.  Exhibits

Exhibit (e)(12)     Amendment No. Two to Original Design Manufacture Agreement
                    between TriGem, dated as of October 31, 2001, between
                    eMachines and TriGem Computer, Inc. (incorporated by
                    reference to the Form 8-K filed by eMachines on November 30,
                    2001)

Exhibit (e)(13)     Settlement and Release Agreement, dated as of October 31,
                    2001, between eMachines, TriGem Computer, Inc. and TriGem
                    American Corporation (incorporated by reference to the Form
                    8-K filed by eMachines on November 30, 2001)

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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2001

                                            eMachines Inc.

                                            By:  /s/ Adam Andersen
                                                 -------------------------------
                                            Name:  Adam Andersen
                                            Title: Senior Vice President and
                                                   Chief Operating Officer